Exhibit 99.5

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of IAMGOLD Corporation (the "Company") on Form 40-F for the period ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Renaud Adams, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)    The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)    The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 17, 2026
By: /s/ "Renaud Adams"
Renaud Adams
President and Chief Executive Officer

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of IAMGOLD Corporation (the "Company") on Form 40-F for the period ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Marthinus (Maarten) Theunissen, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)    The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)    The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 17, 2026
By: /s/ "Marthinus (Maarten) Theunissen"
Marthinus (Maarten) Theunissen
Chief Financial Officer